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                                      DELTA
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                              GALIL INDUSTRIES LTD.



          DELTA ANNOUNCES THE SALE OF THE DELTA SHARES HELD BY SARA LEE
                     TO A COMPANY CONTROLLED BY ISAAC DABAH


     TEL AVIV, ISRAEL - AUGUST 16, 2005 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT) ("Delta"), the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported that it had been informed that its shareholder, Sara Lee International Corporation ("Sara Lee"), had signed an agreement to sell 4,256,537 Delta shares, which represent all of the shares that it holds in Delta, to GMM Capital LLC, an entity controlled by Isaac Dabah, in consideration for approximately $27.7 million in the aggregate, or $6.5 per share. These shares represent approximately 23% of the issued and outstanding shares of Delta, excluding treasury stock held by Delta. Under the terms of the sale agreement, the closing of the sale will occur no later than August 30, 2005. Sara Lee has informed Delta that the sale of its Delta shares is being made in accordance with Sara Lee's transformation plan announced earlier this year, part of which related to the sale or spin off by Sara Lee of all of its apparel operations.

     Mr. Dov Lautman, the Chairman of the Board, founder and controlling shareholder in Delta, has consented to the sale to GMM Capital LLC in accordance with the right of first refusal provision of the existing shareholders agreement among Mr. Dov Lautman and entities under control of Mr. Lautman (collectively, the "Lautman Group") and Sara Lee.

     Mr. Isaac Dabah is a U.S. citizen and an Israeli native who has been active in the textile and apparel business for approximately 25 years. In 1993, Mr. Dabah, together with a group of investors, acquired Gloria Vanderbilt Apparel Corp., the owner of the Gloria Vanderbilt label in the apparel business, and sold the company in April 2002 to Jones New York. In accordance with the sale agreement, Mr. Dabah remained as the CEO of Gloria Vanderbilt, and from mid-2003 until December 2004, Mr. Dabah was the CEO of Jones' denim division, which included Polo Jeans for men and women, LEI Jeans and Gloria Vanderbilt, and had total sales of $1.1 billion per year. Today, Mr. Dabah manages GMM Capital LLC, a fund that invests in Israel and the United States in various sectors, including textile and apparel.

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     Delta has been informed that, as of the date hereof, entities under the control of Mr. Dabah own 494,051 shares in Delta. Following the completion of the purchase of the shares from Sara Lee, entities under control of Mr. Dabah will hold an aggregate of 4,750,588 shares in Delta, representing approximately 25% of the issued and outstanding shares of Delta, excluding treasury stock held by Delta and taking into account the shares held by entities under control of Mr. Dabah on the date hereof.

     In accordance with the terms of the existing shareholders agreement between the Lautman Group and Sara Lee, GMM Capital LLC will replace Sara Lee as a party to the shareholders agreement upon the closing of the sale, subject to various amendments agreed to by the Lautman Group and GMM Capital LLC. Delta has been informed that under the shareholders agreement between the Lautman Group and GMM Capital LLC to be executed upon closing of the sale, the Lautman Group will continue to be entitled to nominate 70% of the members of Delta's board of directors, excluding outside directors, and GMM Capital instead of Sara Lee will be entitled to nominate 30% of the members of Delta's board of directors, excluding outside directors. Based on the current twelve-member structure of the board of directors, the Lautman Group will continue to nominate seven directors, GMM Capital will nominate three directors and two members of the board will be outside directors.

     Upon the closing of the sale, Sara Lee's current three nominees to the board of directors, Mr. Mark Silver, Mr. J. Randall White and Ms. Anne E. Ziegler, will resign, and GMM Capital will appoint Isaac Dabah and two other individuals to the board of directors, and Mr. Dabah will have the title of non executive Deputy Chairman of the Board of Directors.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, GAP, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, CHINA, THAILAND, TURKEY, EASTERN EUROPE, CENTRAL AMERICA AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE: WWW.DELTAGALIL.COM

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(THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED
IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)


CONTACTS:
YOSSI HAJAJ       DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744
KATHY PRICE       THE ANNE MCBRIDE COMPANY           TEL: +212-983-1702 X212